Kimberley R. Anderson

Partner

(206) 903-8803

FAX (206) 260-8917

anderson.kimberley@dorsey.com

July 24, 2015

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: James Lopez Assistant Director

Re:      Energizer Resources, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 23, 2015

File No. 333-205104

Dear Mr. Lopez:

Set forth below are the responses of Energizer Resources, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) dated July 6, 2015 with respect to the above-referenced Registration Statement. In order to facilitate the Staff’s review, we have repeated each comment in its entirety in the original numbered sequence in bold below. The Company has reviewed this letter and authorized us to make the representations on its behalf. The Company’s responses have been incorporated in an amended Form S-1 and as set forth below:

General

1.	We note that the special warrants from the May 4, 2015 private placement will not convert until the earlier of (i) the third business day after the securities regulatory authorities in the provinces of Ontario and British Columbia qualify the distribution and (ii) November 4, 2015. Please tell us the status and anticipated timing of qualifying this transaction with the securities regulatory authorities in Ontario and British Columbia.

Company Response to Comment 1

The Company filed a preliminary short form prospectus in the provinces of Ontario and British Columbia on July 9, 2015 and is currently responding to comments. The Company expects to clear all comments and file the final prospectus by July 31, 2015. The conversion of the special warrants would take place within a few days after.

Selling Security Holder, page 19

2.	It appears that Marquest Asset Management, Inc. is an affiliate to a broker dealer and participating as a selling shareholder. Please provide the representation, if true, that Marquest Asset Management, Inc. purchased the securities in the ordinary course of business, and at the time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Company Response to Comment 2

Marquest Mutual Fund Inc. - Explorer Series Fund, Marquest Small/Mid Cap Fund, Endeavour Growth Fund, and Marquest Resource Fund (the “Subscribers”) subscribed in the May 4, 2015 private placement and Marquest Asset Management, Inc. acts as the investment manager for each of the four Subscribers.  Neither Marquest Asset Management, Inc. nor its affiliated division, Marquest Capital Markets, was an agent in connection with that offering.  The Subscribers have each represented to the Company that they were not affiliated with a broker dealer.

Undertakings, page 72

3.	Please revise your disclosure to include the undertakings as required by Regulation S-K Item 512. For example we note that you did not include relevant undertakings set forth in paragraph (a).

Company Response to Comment 3

In Amendment No. 1 to be filed, we will revise Item 17 – Undertakings to incorporate the undertakings as required by Regulation S-K Item 512.

Exhibits, page 74

4.	Please file as an exhibit to the registration statement a complete copy of the articles of incorporation, as amended in the proper searchable format. See Item 601(b)(3)(i) of Regulation S-K and Rules 301 and 304 of Regulation S-T. We also refer you to Regulation S-T Compliance and Disclosure Interpretation 118.01.

Company Response to Comment 4

In Amendment No. 1 to be filed, we will attach a complete copy of the articles of incorporation, as amended in searchable format as Exhibit 3.3 to the Registration Statement.

* * * * *

The Company acknowledges that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Peter Liabotis at (416) 364-4911 or me at (206) 903-8803 if you have any additional questions or need any further clarification.

Sincerely,

/s/ Kimberley R. Anderson
Kimberley R. Anderson

Partner

cc:	Peter Liabotis
Energizer Resources, Inc.